Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For June 22, 2006

TECHNIP
(Exact name of registrant as specified in its charter)

6-8 allée de l’Arche
92973 Paris La Défense Cedex, France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82__________

DISCLOSURE OF TRADING IN OWN SHARES

06/16/2006

Name : TECHNIP

Disclosure of trading in own shares from June 12, 2006 to June 16, 2006.

	Purchase/Sale	Number of shares (1)	Weighted Average Price (in euros)	Amount (in euros)
June 13, 2006	Purchase	171.000	39.379	6,733,809.00
June 14, 2006	Purchase	17,134	38.818	665,107.61

Week from June 12, 2006 to June 16, 2006				7,398,916.61

(1) including shares purchased through derivative financial instruments (*)
(*) not applicable to this disclosure

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TECHNIP
Dated: June 22, 2006
	By:	/s/ Olivier Dubois Olivier Dubois Senior Executive Vice President Finance and Control